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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

               Form 20-F  X                     Form 40-F
                         ------                           ------

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                              No    x
                   --------                        -------

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


Other events

Corporate governance at Yuchai

As previously disclosed, CYI called for a meeting of the shareholders of Guangxi Yuchai Machinery Company Limited ("Yuchai") on December 6, 2004 to discuss recent corporate governance developments at Yuchai. CYI's six wholly-owned subsidiaries, which together hold 76.4% of Yuchai's shares, served notice on Yuchai calling for such meeting on October 29, 2004, and Yuchai published the requisite notice calling for such meeting in the China Securities Daily on November 4, 2004.

Yuchai's articles of association require Yuchai's board of directors to convene an interim meeting of Yuchai's shareholders upon the request of shareholders holding a stipulated number of Yuchai's shares, and CYI's six wholly-owned subsidiaries own in excess of the requisite number of shares to rely on such provision. However, notwithstanding this provision, Yuchai's chairman, chief executive officer and legal representative, Mr. Wang Jianming, together with representatives of Guangxi Yuchai Machinery Holdings Company (the "State Holding Company") and other Chinese stakeholders in Yuchai, made an attempt to disallow the meeting to proceed. Despite this attempt, and based on the advice of the Chinese legal counsel to the foreign shareholders of Yuchai, the meeting was continued and chaired by Yuchai's deputy chairman, Mr. Gao Jia Lin. At such meeting, CYI's six wholly-owned subsidiaries unanimously passed the following shareholder resolutions:

1. To approve the appointment of Mr. Philip Ting Sii Tien and Mr. Gan Khai Choon to the board of directors of Yuchai;

2. To authorize the taking of appropriate legal and other action to protect the legal rights and interests of the foreign shareholders in Yuchai in light of the inappropriate actions of Yuchai's chairman, chief executive officer and legal representative, Mr. Wang Jianming;

3. To approve the continued service of Mr. Qin Xiao Cong and Mr. Yuan Xucheng on the board of directors of Yuchai;

4. To declare invalid under relevant Chinese law and Yuchai's articles of association the resolution taken by Yuchai's board of directors on September 9, 2004 ratifying the prior disbursement by Yuchai management of Rmb205 million (approximately US$30.2 million) by Yuchai management as a loan to Yuchai Marketing and Logistics Company Limited, a related company majority-controlled by the State Holding Company and Coomber Investments Limited ("Coomber"); and

5. To authorize the Yuchai directors representing the foreign shareholders of Yuchai to not attend the meeting of the Yuchai board of directors scheduled for December 7, 2004 and to cancel the meeting on the grounds that a majority of the agenda items prepared for such meeting were beyond the scope of authority of the Yuchai board of directors pursuant to Yuchai's articles of association and relevant Chinese law and were instead exclusively within the authority of Yuchai's shareholders.

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Written notice of these resolutions has been served on Yuchai and the relevant
Chinese government authorities, and CYI is taking active steps to require implementation by Yuchai management of these resolutions. In addition, CYI has instructed its Chinese legal counsel to demand Yuchai take all necessary action to seek immediate repayment of all outstanding amounts under the Rmb205 million loan described in item 4 above.

These matters were discussed at a meeting of the CYI board of directors on December 7, 2004 and the board directed its Special Committee to investigate these issues and take action as necessary to preserve the value of CYI's investment in Yuchai, including initiating legal and/or arbitration proceedings if required. As previously disclosed, the Special Committee's mandate includes addressing issues relating to the implementation of the July 2003 Agreement, as well as reviewing and resolving difficulties which CYI experiences from time to time in obtaining the cooperation of the Chinese shareholders of Yuchai in the management and operation of Yuchai.

As disclosed in CYI's Annual Report on Form 20-F filed in June 2004, during the several months prior to that filing, the parties to the July 2003 Agreement and their advisors had been actively seeking to agree on a restructuring plan for CYI. Since then, discussions with the Chinese stakeholders including Coomber and their respective professional advisors regarding implementation of the July 2003 Agreement have continued. Proposals and counter-proposals for the potential spin-off of Yuchai have been presented and are under discussion by the respective parties.

On December 5, 2004, Mr. Wang Jianming on behalf of Yuchai, wrote to CYI indicating that unless a restructuring proposal is agreed by January 1, 2005, the Chinese stakeholders may conclude that the July 2003 Agreement cannot be implemented. Although CYI remains committed to working towards an agreed plan with the parties to the July 2003 Agreement with the goal of enhancing value for its shareholders as expeditiously as possible, CYI believes that the parties may not be able to implement a restructuring in the manner contemplated in the July 2003 Agreement within the timeframe stipulated by Yuchai or in the near future. Accordingly, CYI is unable to predict at this time whether the Chinese stakeholders will continue to respect the terms of the July 2003 Agreement in the future.

No assurances can be given that disagreements with Yuchai's Chinese stakeholders will not recur in the future, or that CYI will continue to be able to fully exercise its controlling interest in Yuchai if such disagreements recur, the result of which could have a material adverse effect on CYI's financial condition, results of operations, business or prospects, including CYI's inability to consolidate Yuchai's financial statements or receive dividends from Yuchai.


CYI's Special Committee

The current composition of CYI's Special Committee is set forth below:

         Wong Hong Ren (Chairman)
         Teo Tong Kooi
         Gao Jia Lin
         Raymond Ho

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: December 15, 2004

                                  CHINA YUCHAI INTERNATIONAL LIMITED


                                  By: /s/ Philip Ting Sii Tien
                                     -----------------------------------------
                                  Name:   Philip Ting Sii Tien
                                  Title:  Chief Financial Officer and Director

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